Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

1.                                     Date, Time and Place: The Board of Directors Meeting of Suzano Papel e Celulose S.A. (“Company”) convened on February 14, 2019, at 10:00 a.m., at the branch office located at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the City of São Paulo, State of São Paulo.

2.                                     Attendance: the following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director).

3.                                     Chairman and Secretary: David Feffer presided over the Meeting and Vitor Tumonis acted as secretary.

4.                                     Agenda: (4.1.) approving the taking out, by the Company, of a loan with JP Morgan bank, in an amount in Brazilian real corresponding to up to two hundred million U.S. dollars (US$200,000,000.00) with the simultaneous contracting of a swap agreement in an amount corresponding to that of such loan; (4.2.) authorizing the Board of Executive Officers of the Company to practice any acts, execute any agreements and/or instruments and any amendments required or convenient for carrying out the aforementioned resolutions, if approved; and (4.3.) ratifying all acts that have been performed by the Company’s management related to the above matters.

5.                                     Minutes in Summary Form:   the Directors unanimously approved the drawing up of these minutes in summary form.

6.                                     Resolutions: the Directors, unanimously and without restrictions:

6.1                              Approved the taking out, by the Company, of a loan with JP Morgan bank with the following main conditions:

(i)                          Loan amount: equivalent in Brazilian real to up to two hundred million U.S. dollars (US$200,000,000.00);

(ii)                      Term: five (5) years as from the disbursement date;

(iii)                  Amortization: upon the end of the agreement;

(iv)                   Payment of a structuring fee in the amount of eight hundred thousand U.S. dollars (US$800,000.00).

6.2                              Simultaneously to the transaction approved under item 6.1 above, approved the contracting, also with JP Morgan bank, of a swap agreement in an amount equivalent to that of said transaction.

6.3                              In accordance with the bylaws of the Company, authorized the Board of Executive Officers of the Company to practice any and all acts required or convenient for executing the above resolutions, including, but not limited to (i) discussing, negotiating and defining the terms and conditions of said agreement not established in this resolution; and (ii) entering into the loan agreement with JP Morgan bank, as well as any other correlated agreements and/or instruments and any amendments thereto; and

6.4                              Ratified all acts that have been performed by the Company’s management related to the above matters.

7.                                     Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Audit Board members present. Signatures. Presiding:   David Feffer — Chairman; Vitor Tumonis - Secretary. Directors: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director).

This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, February 14, 2019

Vitor Tumonis
Secretary